Exhibit 99.1

Hafnia Limited Announces Financial Results For The Three and Six Months Ended June 30, 2024

Singapore, 23 August 2024

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 130 vessels, today announced results for the three and six months ended June 30, 2024.

The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Second Quarter 2024

■	Recorded net profit of USD 259.2 million or USD 0.51 per share[1] compared to USD 213.3 million or USD 0.42 per share in Q2 2023.

■	Commercially managed pool and bunker procurement business generated income of USD 10.7 million compared to USD 10.1 million in Q2 2023.

■	Time Charter Equivalent (TCE)[2] earnings were USD 417.4 million compared to USD 349.3 million in Q2 2023, resulting in an average TCE[2] of USD 39,244 per day.

■	Adjusted EBITDA[2] of USD 317.1 million compared to USD 261.6 million in Q2 2023.

■	72% of total earning days of the fleet were covered for Q3 2024 at USD 34,934 per day as of August 9, 2024.

■	Net asset value (NAV)[3] was approximately USD 4.5 billion, or approximately USD 8.77 per share (NOK 93.31), at quarter end, primarily driven by rising vessel values.

■
Hafnia’s Board of Directors approved an increase to the dividend payout ratio to 80% from 70% when the net loan-to-value ratio is above 20%, but equal to or below 30%. Additionally, if the net loan-to-value ratio is equal to or below 20%, the payout ratio will be further elevated to 90%.

■	Hafnia will distribute a total of USD 207.4 million, or USD 0.4049 per share, in dividends, corresponding to a payout ratio of 80%.

■	On 16 July 2024, Hafnia sold the LR1 vessel, Hafnia Thames, to an external party. On 20 August 2024, Hafnia sold the MR vessel, Hafnia Pegasus, to an external party.

First Half 2024

■	Produced record net profit of USD 478.8 million or USD 0.94 per share[1] as compared to USD 469.9 million or USD 0.93 per share in H1 2023.

■	Commercially managed pool and bunker procurement business generated income of USD 20.5 million compared to USD 21.2 million in H1 2023.

■	Time Charter Equivalent (TCE)[2] earnings were USD 796.2 million compared to USD 726.5 million for H1 2023, resulting in an average TCE[2] of USD 37,750 per day.

■	Adjusted EBITDA[2] of USD 604.1 million compared to USD 557.6 million in H1 2023.

1 Based on weighted average number of shares as at 30 June 2024
2 See Non-IFRS Measures Section below
3 NAV is calculated using the fair value of Hafnia’s owned vessels.

Mikael Skov, CEO of Hafnia, commented:

I am delighted to announce that Hafnia in Q2 has once again delivered strong results, achieving a net profit of USD 259.2 million, bringing our total net profit in the first half of 2024 to USD 478.8 million.

This quarter marks our best performance since the beginning of 2023 and represents the strongest first-half results in our company’s history. Our adjacent fee-generating business segments have continued to thrive in this earning environment, contributing USD 10.7 million to our overall results in Q2.

At the end of the second quarter, our net asset value (NAV) 1 stands at around USD 4.5 billion. This increase is primarily driven by the rising value of our vessels, resulting in a NAV per share of approximately ~USD 8.77 (NOK 93.31).

With these strong results and in line with our recent increase in the dividend payout ratio, I am pleased to announce a dividend payout ratio of 80% based on a net LTV of 21.3% attained in Q2.

With this, we will distribute a total of USD 207.4 million or USD 0.4049 per share in dividends. This marks the highest dividend payout in our company’s history for the second consecutive quarter, reinforcing our dedication to providing strong shareholder returns.

The product tanker market remained strong in the second quarter, despite ongoing volatility. Geopolitical tensions and disruptions in the Red Sea, along with continued refinery ramp-ups and dislocations, have contributed significantly to the increase in product tonne-mile demand.

The market outlook remains optimistic with elevated product tanker rates expected to continue for an extended period. This is primarily due to low global stockpiles, which have led to a substantial increase in refinery throughput and cargo flow. Additionally, the start of production at Nigeria’s Dangote refinery and the anticipated ramp-up in Chinese refineries by late 2024 are anticipated to further boost global refinery operations.

As of August 9, 2024, 72% of the Q3 earning days are covered at an average of USD 34,934 per day, and 45% covered at USD 33,534 per day for the remainder of 2024. This positions us for a strong quarter ahead, especially compared to Q3 of last year, which averaged USD 28,954 per day.

In July, one of our vessels, the Hafnia Nile, was unfortunately involved in a collision with a VLCC in the South China Sea. All 22 crew members of Hafnia Nile were safely rescued. Hafnia is currently collaborating with the Malaysian Marine Department (MMD) and the Maritime and Port Authority (MPA) of Singapore in their ongoing investigations concerning the nature of the collision.

As we conclude another quarter, I sincerely thank our partners and the exceptional team at Hafnia for their invaluable support in helping us achieve our goals. Looking ahead, we remain committed to navigating challenges with agility and seizing further opportunities to strengthen our market position.

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 16 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 35 LR1s (including three bareboat-chartered in and four time-chartered in), 64 MRs of which nine are IMO II (including three bareboat chartered in and 12 time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet was USD 4,811 million, of which the LR2 vessels had a broker value of USD 647 million2, the LR1 fleet had a broker value of USD 1,251 million2, the MR fleet had a broker value of USD 2,024 million3 and the Handy vessels had a broker value of USD 888 million4. The unencumbered vessels had a broker value of USD 389 million. The chartered-in fleet had a right-of-use asset book value of USD 24.1 million with a corresponding lease liability of USD 28.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture
2 Including USD 345 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 52 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

Market

In the second quarter of 2024, the product tanker market continued to demonstrate strong earnings, primarily due to longer average sailing distances as vessels rerouted away from the Suez Canal to the Cape of Good Hope. Additionally, droughts in the Panama Canal and low diesel inventories in Europe contributed to a robust second quarter.

Consequently, Clean Petroleum Products (CPP) on water and tonne-miles reached new highs. This increase is driven by longer voyages, not only from the Middle East to the West but also across the Pacific. The disproportionate rise in tonne-miles compared to loaded volumes is largely due to the dislocation of refineries, with Eastern refineries increasingly supplying Atlantic consumers via Cape of Good Hope routing.

According to the International Energy Agency (IEA), global oil demand growth slowed in the second quarter of 2024, with an increase of only 0.9 million barrels per day year-on-year. This deceleration was driven by a contraction in Chinese consumption, as the country’s post-pandemic economic recovery plateaued. However, global oil demand in the second quarter increased by 1.8 million barrels per day to 103.1 million per day, compared to the previous quarter.

The start of production at Nigeria’s Dangote refinery and the expected ramp-up in Chinese refineries by late 2024 is anticipated to further boost global refinery operations. The IEA forecasts that global refinery throughputs will increase by 0.8 million barrels per day to 83.3 million barrels per day in 2024.

Product tanker contracting activity continues to rise, with the orderbook-to-fleet ratio reaching approximately 20% for deliveries until 2028, as of August 2024. However, the average age of the global product tanker fleet is increasing, and we are observing a substantial reduction in utilization of about 30% for vessels over 20 years of age. LR2s account for over 50% of the tonnage to be delivered in the next few years, but historically 70% of the LR2 capacity delivered has been absorbed into dirty petroleum products trade. Additionally, there has been an increase in cannibalization from the crude sector due to the earnings differential between the sectors. However, with the crude tanker orderbook standing lower at approximately 9% and higher OPEC exports anticipated, crude rates are expected to rise, reducing the cannibalization effect from Q4 2024.

Looking ahead, the outlook for the product tanker market remains positive. Demand is expected to stay strong due to longer transport distances and the dislocation of refineries. Even if transits across the Red Sea resume, we believe any immediate negative impact is likely to be short-lived, as market fundamentals remain strong, and consistent with 2023 levels.

Key Figures

USD million	Q1 2024	Q2 2024	H1 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	1,084.9
Profit before tax	221.3	260.8	482.1
Profit for the period	219.6	259.2	478.8
Financial items	(18.9)	(9.9)	(28.8)
Share of profit from joint ventures	7.3	8.5	15.8
TCE income[1]	378.8	417.4	796.2
Adjusted EBITDA[1]	287.1	317.1	604.1
Balance Sheet
Total assets	3,897.0	3,922.7	3,922.7
Total liabilities	1,541.8	1,486.2	1,486.2
Total equity	2,355.2	2,436.5	2,436.5
Cash at bank and on hand[2]	128.9	166.7	166.7
Key financial figures
Return on Equity (RoE) (p.a.)[3]	38.3%	44.5%	41.1%
Return on Invested Capital (p.a.)[4]	27.6%	31.4%	29.6%
Equity ratio	60.4%	62.1%	62.1%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	21.3%

For the 3 months ended 30 June 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	29	62	24	121
Total operating days[9]	544	2,514	5,394	2,183	10,635
Total calendar days (excluding TC-in)	546	2,275	4,550	2,184	9,555
TCE (USD per operating day)[1]	60,116	46,986	35,913	33,358	39,244
Spot TCE (USD per operating day)[1]	60,116	46,986	38,077	34,474	40,995
TC-out TCE (USD per operating day)[1]	–	–	25,674	25,447	25,623
OPEX (USD per calendar day)[10]	7,626	8,048	8,050	8,045	8,024
G&A (USD per operating day)[11]					1,651

1 See Non-IFRS Measures Section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.4049 per share. The record date will be 3 September 2024.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of September 2, 2024 and payment date on, or about, September 13, 2024.

For shares registered in the Depository Trust Company, the ex-dividend date will be September 3, 2024 with a payment date on, or about, September 10, 2024.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 23 August 2024.

The details are as follows:

Date: Friday, 23rd August 2024

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link:
Click here to join Hafnia's Investor Presentation on 23 August 2024

Meeting ID: 373 678 366 170

Passcode: 55R75k
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,232058645# Denmark, All locations
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Phone conference ID: 232 058 645#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the period ended 30 June 2024 and 30 June 2023.

	For the 3 months ended 30 June 2024 USD’000	For the 3 months ended 30 June 2023 USD’000	For the 6 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2023 USD’000
Profit for the financial period	259,197	213,267	478,768	469,902
Income tax expense	1,572	1,513	3,315	3,436
Depreciation charge of property, plant and equipment	54,595	51,545	108,388	103,206
Amortisation charge of intangible assets	251	323	587	655
Loss/(gain) on disposal of assets	100	(19,828)	100	(56,515)
Share of profit of equity-accounted investees, net of tax	(8,553)	(5,140)	(15,842)	(10,962)
Interest income	(4,479)	(5,515)	(7,284)	(10,424)
Interest expense	13,215	21,509	29,042	50,709
Capitalised financing fees written off	–	–	1,663	–
Other finance expense	1,185	3,884	5,398	7,564
Adjusted EBITDA	317,083	261,558	604,135	557,571

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2024	For the 3 months ended 30 June 2023	For the 6 months ended 30 June 2024	For the 6 months ended 30 June 2023
Revenue (Hafnia Vessels and TC Vessels)	563,098	478,199	1,084,890	1,000,800
Revenue (External Vessels in Disponent-Owner Pools)	268,064	222,743	531,165	316,700
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(145,739)	(128,851)	(288,729)	(274,260)
Less: Voyage expenses (External Vessels in Disponent- Owner Pools)	(84,270)	(77,010)	(168,483)	(119,761)
Less: Pool distributions (External Vessels in Disponent- Owner Pools)	(183,794)	(145,733)	(362,682)	(196,939)
TCE income	417,359	349,348	796,161	726,540
Operating days	10,635	10,444	21,091	20,829
TCE income per operating day	39,244	33,449	37,750	34,882

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2024	For the 3 months ended 30 June 2023	For the 6 months ended 30 June 2024	For the 6 months ended 30 June 2023
Revenue (Hafnia Vessels and TC Vessels)	563,098	478,199	1,084,890	1,000,800
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(145,739)	(128,851)	(288,729)	(274,260)
TCE income	417,359	349,348	796,161	726,540
Operating days	10,635	10,444	21,091	20,829
TCE income per operating day	39,244	33,449	37,750	34,882

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements “within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;

•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;

•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.